 ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
E-mail: info@orkla.no
www.orkla.com



05005176

Ref.:
Ellen Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 23 December 2004

ORK - Trade subject to notification – Østlie

On 22 December 2004 employee-elected deputy member of the Board of Directors of Orkla ASA, Marianne Østlie, has sold 280 shares in Orkla at NOK 199. Her new shareholding is 200 shares in Orkla.

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